SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2005

AINSWORTH LUMBER CO. LTD.

(Registrant’s Name)

  Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Documents Included as Part of this Report.

No.	Document

1.	Notice of Annual General Meeting

2.	Information Circular dated April 25, 2005

3.	Proxy Materials

Document 1

AINSWORTH LUMBER CO. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 26, 2005

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Ainsworth Lumber Co. Ltd. (the “Company”) will be held at 11:00 a.m. on Thursday, May 26, 2005 in the Ambleside Room, Marriott Pinnacle Hotel, 1128 West Hastings Street, Vancouver, British Columbia for the following purposes:

1.	to receive the annual report of the directors to the shareholders;

2.	to receive the audited financial statements of the Company for the year ended December 31, 2004 with auditor’s report thereon;

3.	to fix the number of directors at ten and elect ten directors for the ensuing year;

4.	to appoint the auditor for the ensuing year and authorize the directors to fix the auditor’s remuneration; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.

An information circular and proxy form also accompany this Notice of Meeting.

Only shareholders of record at the close of business on April 22, 2005 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by facsimile. To be used at the Meeting, proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America)) by mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 25th day of April, 2005.

BY ORDER OF THE BOARD
/s/ Catherine E. Ainsworth
CATHERINE E. AINSWORTH
Chief Operating Officer and Secretary

Document 2

AINSWORTH LUMBER CO. LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the common shareholders (“shareholders”) by management of Ainsworth Lumber Co. Ltd. (the “Company”) in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held on Wednesday, May 26, 2005 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXIES

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the management of the Company. The persons named in the enclosed proxy form are directors and senior officers of the Company. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the proxy form or by completing another form of proxy. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America)) by mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies (such as ADP Independent Investor Communications Corporation) to forward the proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the

Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company of Canada as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocability of Proxies

A registered shareholder who has given a proxy may revoke it by a duly executed instrument in writing delivered either at the registered office of the Company at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner provided by law.

Voting of Proxies

A registered shareholder’s instructions on such shareholder’s proxy form as to the exercise of voting rights will be followed in casting such shareholder’s votes. In the absence of any instructions, the persons named by management as proxyholders in the enclosed proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters that may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only the Common Shares without par value of the Company (“Common Shares”) carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Company (the “Board of Directors” or “Board”) has fixed April 22, 2005 (the “Record Date”) as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice of and to vote at the Meeting. As of the Record Date, 14,649,140 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Trust Company of Canada at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Company, persons or companies beneficially owning, directly or indirectly, or exercising control or direction over, Common Shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares as at the Record Date, are as follows:

		Percentage of
Name	Number of Shares	Outstanding Shares
Grant Forest Products Corp.	4,921,160	33.6%
1234 Holdings Ltd.(1)	3,108,188	21.2%
5678 Enterprises Ltd.(2)	2,757,186	18.8%
2468 Holdings Ltd.(3)	2,507,186	17.1%

(1)	96% of the outstanding voting shares of 1234 Holdings Ltd. are owned by David Ainsworth and the remainder is owned by Catherine Ainsworth. The Common Shares owned by 1234 Holdings Ltd. are voted by Catherine Ainsworth as that company’s representative in relation to proceedings of the Company’s shareholders. David Ainsworth also owns personally an additional 21,000 Common Shares and Catherine Ainsworth owns personally an additional 61,013 Common Shares.

(2)	98% of the outstanding voting shares of 5678 Enterprises Ltd. are owned by D. Allen Ainsworth and the remainder is owned by his two sons.

(3)	95% of the outstanding voting shares of 2468 Holdings Ltd. are owned by Brian E. Ainsworth and the remainder is owned by his son and a family trust.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s Articles, the quorum for transaction of business at the Meeting consists of two persons present and being, or representing by proxy, shareholders holding not less than one-twentieth of the Company’s issued Common Shares. Under the Company’s Articles and the Business Corporations Act (British Columbia), a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the other resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named by management in the enclosed proxy form intend to vote for the appointment of Deloitte & Touche, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders. Deloitte & Touche has been the auditor of the Company or predecessor companies since the commencement of the financial year ended October 31, 1992.

ELECTION OF DIRECTORS

The Company currently has nine directors. At the Meeting, shareholders will be asked to fix the number of directors at ten and to elect ten directors. The persons named below are the ten nominees of management for election as directors. Each director elected will hold office until the next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of persons designated below as nominees for election as directors. The Board of Directors does not contemplate that any such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name and place of residence of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him or her; his or her present principal occupation, business or employment (and, in the case of Doug Buchanan, who is nominated for election at a shareholders’ meeting for the first time, also his principal occupation, business or employment within the five preceding years); the period during which he or she has served as a director; and the number of Common Shares that he or she has advised are beneficially owned by him or her, directly or indirectly, or over which control or direction is exercised, as at the Record Date.

		Date of first	Common Shares
Name, place of residence and	Present principal occupation,	appointment	beneficially owned
positions with the Company	business or employment	as director	or controlled
Brian E. Ainsworth Vancouver, BC, Canada Chairman, Chief Executive Officer and Director	Executive of the Company	March 31, 1993	2,507,186(3)

D. Allen Ainsworth Vancouver, BC, Canada President and Director	Executive of the Company	March 31, 1993	2,757,186(4)

Catherine E. Ainsworth Vancouver, BC, Canada Chief Operating Officer, Secretary and Director	Executive of the Company	March 31, 1993	61,013(5)

David Ainsworth Vancouver, BC, Canada Director	Director and Employee of the Company	March 31, 1993	3,129,188(6)

Susan Ainsworth Vancouver, BC, Canada Director	Director and Employee of the Company	March 31, 1993	13,636

Ron B. Anderson(1) Vancouver, BC, Canada Director	President, North Point Capital Corp. (private merchant bank)	May 12, 2003	Nil

Doug Buchanan North Vancouver, BC, Canada Director Nominee	Managing Director and Chief Executive Officer, BC Biomedical Laboratories Ltd. (major community-based clinical laboratory) since March 1994	—	Nil

K. Gordon Green(1) Sidney, BC, Canada Director	Corporate Director	April 15, 1993	8,888

Morley Koffman(2) Vancouver, BC, Canada Director	Lawyer, Koffman Kalef, Business Lawyers	April 15, 1993	7,888

W. Gordon Lancaster(1) West Vancouver, BC, Canada Director	Chief Financial Officer, Ivanhoe Energy Inc. (public oil and gas company)	April 15, 1993	2,000

(1)	Member of the Audit Committee, Compensation Committee and Corporate Governance Committee.

(2)	Member of the Corporate Governance Committee.

(3)	These shares are controlled through 2468 Holdings Ltd. See “Voting Shares and Principal Holders Thereof”.

(4)	These shares are controlled through 5678 Enterprises Ltd. See “Voting Shares and Principal Holders Thereof”.

(5)	Catherine Ainsworth also owns 4% of the outstanding voting shares of 1234 Holdings Ltd. which owns 3,108,188 Common Shares. See “Voting Shares and Principal Holders Thereof”. The Common Shares owned by 1234 Holdings Ltd. are to be voted by Catherine Ainsworth as that company’s representative to proceedings of the Company’s shareholders.

(6)	3,108,188 of these shares are beneficially owned through 1234 Holdings Ltd. and are to be voted by Catherine Ainsworth as that company’s representative in relation to proceedings of the Company’s shareholders. See “Voting Shares and Principal Holders Thereof”.

None of the director nominees is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)	was subject to an event that resulted, after such person ceased to be a director or officer of that company, in that company being the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	within a year of that person ceasing to act as a director or officer of that company, that company became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

During the ten years preceding the date of this Information Circular, none of the director nominees has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Executive Compensation Summary

The following Summary Compensation Table provides a summary of compensation earned for each of the three financial years ended December 31, 2004 by the Chief Executive Officer of the Company (“CEO”), by the Chief Financial Officer of the Company (“CFO”), and by the Company’s five most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at December 31, 2004 and whose total salary and bonus for 2004 exceeded $150,000, and by any additional individuals for whom disclosure would have been so provided except that the individual was not serving as an officer of the Company as at December 31, 2004 (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

						Long-term Compensation
		Annual Compensation				Awards		Payouts
						Securities	Restricted
						Under	Shares or	Long-term
						Options/	Restricted	Incentive
				Other Annual		SARs	Share	Plan
Name and		Salary	Bonus	Compensation		Granted	Units	Payouts	All Other
Principal Position	Year	($)	($)	($)		(#)	($)	($)	Compensation
Brian E. Ainsworth	2004	Nil	Nil	1,269,950	(1)(2)	Nil	N/A	N/A	Nil
Chairman and CEO	2003	Nil	Nil	816,000	(1)(2)	Nil	N/A	N/A	Nil
	2002	Nil	Nil	798,000	(1)(2)	Nil	N/A	N/A	Nil
Robert Allen(3)	2004	188,000	20,000	(2)		Nil	N/A	N/A	Nil
CFO	2003	20,769	Nil	(2)		Nil	N/A	N/A	Nil
D. Allen Ainsworth	2004	412,500	793,766	(2)		Nil	N/A	N/A	Nil
President	2003	412,500	385,500	(2)		Nil	N/A	N/A	Nil
	2002	412,500	385,500	(2)		Nil	N/A	N/A	Nil
Catherine E. Ainsworth	2004	362,500	843,766	(2)		Nil	N/A	N/A	Nil
Chief Operating Officer	2003	362,500	435,500	(2)		Nil	N/A	N/A	Nil
	2002	290,000	435,500	(2)		Nil	N/A	N/A	Nil
D. Michael Ainsworth	2004	250,000	650,000	(2)		Nil	N/A	N/A	Nil
Executive Vice-President	2003	200,000	150,000	(2)		Nil	N/A	N/A	Nil
	2002	181,250	300,000	(2)		Nil	N/A	N/A	Nil
Douglas I. Ainsworth	2004	250,000	650,000	(2)		Nil	N/A	N/A	Nil
Senior Vice-President	2003	200,000	150,000	(2)		Nil	N/A	N/A	Nil
Marketing	2002	150,000	150,000	(2)		Nil	N/A	N/A	Nil
Kevin Ainsworth	2004	250,000	650,000	(2)		Nil	N/A	N/A	Nil
Senior Vice-President,	2003	200,000	100,000	(2)		Nil	N/A	N/A	Nil
BC Timberlands & Specialty Plywood	2002	155,770	Nil	(2)		Nil	N/A	N/A	Nil

(1)	In 2004, represents management fees in the amount of $500,000 plus a bonus of $737,466 and an automobile allowance of $32,484; in 2003, represents management fees in the amount of $468,750 plus a bonus of $329,250 and other allowances of $18,000; and, in 2002, represents management fees in the amount of $468,750 plus a bonus of $329,250. The mentioned amounts have been paid by the Company to a company controlled by the executive officer pursuant to a management and consulting agreement between the Company and such company. See “Employment Contracts and Termination Arrangements”.

(2)	The aggregate amount of perquisites and other personal benefits, securities or property paid to the Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total annual cash compensation and bonus of the Named Executive Officer for the financial year.

(3)	Mr. Allen joined the Company in November 2003 as CFO.

Stock Options

The Company has an Employees’ Stock Option Plan (the “Employees’ Plan”) and a Directors’ Stock Option Plan (the “Directors’ Plan”) (collectively, the “Plans”) for employees (including executive officers) and non-employee directors, respectively. The Plans provide that the Board of Directors may grant options to purchase Common Shares on terms that the directors may determine, within the limitations of the Plans and subject to the rules of applicable regulatory authorities. The aggregate number of Common Shares reserved for issuance under each Plan is fixed at 500,000 Common Shares for the Employees’ Plan (which represents 3.4% of the currently issued and outstanding number of Common Shares) and 75,000 Common Shares for the Directors’ Plan (which represents 0.5% of the currently issued and outstanding number of Common Shares).

As at the date hereof, the total number of Common Shares (a) issued on the exercise of options granted under the Plans and (b) issuable under outstanding options granted under the Plans, and the respective percentages of the Company’s issued and outstanding Common Shares represented by such shares, were as follows:

	Common Shares Issued	Common Shares Issuable
	Upon Exercise of Options	Under Outstanding Options
Employees’ Plan	9,800 (0.1%)	Nil (0%)
Directors’ Plan	Nil (0%)	Nil (0%)

Accordingly, 490,200 Common Shares remain issuable pursuant to options that may be granted under the Employees’ Plan and all 75,000 Common Shares remain issuable pursuant to options that may be granted under the Directors’ Plan.

The Employees’ Plan and the Directors’ Plan contain the following provisions:

(a)	The exercise price for an option granted under the Plans will be determined by the Board of Directors but may not be less than the closing price of the Common Shares on the stock exchange on which the Common Shares principally traded on the day immediately preceding the date of grant;

(b)	The term of each option is five years;

(c)	The options are exercisable as to 20% of the optioned shares on the date of grant and as to a further 20% of the optioned shares on each of the first, second, third and fourth anniversaries following the date of grant;

(d)	An option is subject to earlier termination in the event the optionee ceases to be a director or employee of the Company by reason of death or termination of directorship or employment. In the case of the Employees’ Plan, if an optionee ceases to be an employee of the Company or any of its subsidiaries for any reason (other than death) or receives notice of termination of such employment, then any outstanding vested option held by the optionee would earlier terminate on the earlier of 30 days after cessation of employment and 30 days after any notice of termination of employment (with the mentioned 30-day periods being extendable for up to one year in the discretion of the Board of Directors), provided that if the optionee continues to be a director of the Company or any of its subsidiaries, the option would earlier terminate 30 days after the optionee ceases to be a director. In the case of the Directors’ Plan, if an optionee ceases to be a director of the Company for any reason (other than death), then any outstanding vested option held by the optionee would earlier terminate 30 days after the optionee ceases to be a director. In the event of death, options granted under either Plan would earlier terminate on such date specified in the optionee’s option agreement which may be up to one year after death;

(e)	Options granted under the Plans are not assignable, except by will or the laws of descent and distribution; and

(f)	The Board of Directors of the Company may make amendments to the Plans, subject to any necessary shareholder and regulatory approvals. Amendments to a Plan which would require such approvals include any amendment to the Plan which would materially increase the benefits under the Plan, materially increase the number Common Shares issuable under the Plan, or materially modify the requirements as to eligibility for participation in the Plan.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares pursuant to the exercise of options granted under the Plans. The Plans do not contain any provisions for options to be transformed into stock appreciation rights.

During the financial year ended December 31, 2004, no stock options were granted to or exercised by the Named Executive Officers. As at December 31, 2004, the Named Executive Officers did not hold any outstanding stock options.

Employee Participation Share Plan

An aggregate of 1,500,000 Class B Common Shares are authorized for issuance under the Employee Participation Plan (the “EPSP”). The EPSP provides that the Board of Directors may permit designated directors and senior employees of the Company and its subsidiaries to acquire Class B Common Shares on the terms set forth in the EPSP. The Class B Common Shares may be issued in series under the EPSP and 1,500,000 Common Shares (which represents 10.2% of the currently issued and outstanding Common Shares) were originally reserved for issuance to provide for the conversion of the Class B Common Shares into Common Shares.

The EPSP provides that each series of Class B Common Shares will be exchanged automatically on a date fixed by the Board of Directors for that number of Common Shares of the Company which has value on the date of exchange equal to the amount of any increase in the value from the date fixed by resolution of the Board of Directors when authorizing the issuance of the Class B Common Shares of an equal number of Common Shares; if there is no such increase in value, then the number of Common Shares to be exchanged for Class B Common Shares on the date of exchange is equal to the number obtained by dividing the aggregate price paid for the Class B Common Shares by the fair market value of a Common Share on the date of exchange. In the event of termination of the employment and offices of a holder of Class B Common Shares, the date of exchange will be accelerated and the number of “vested” shares held is subject to reduction. Class B Common Shares issued pursuant to the EPSP may be redeemed by the Company at any time upon payment of the amount paid up and any declared but unpaid dividends.

As at the date hereof, the total number of Common Shares (a) issued on the exchange of Class B Common Shares granted under the EPSP and (b) issuable on the exchange of outstanding Class B Common Shares granted under the EPSP, and the respective percentages of the Company’s issued and outstanding Common Shares represented by such shares, were as follows:

Common Shares issued on exchange	Common Shares issuable on exchange of
of Class B Common Shares	outstanding Class B Common Shares
115,264 (0.8%)	Nil (0%)

During the financial year ended December 31, 2004, no Class B Common Shares were issued under the EPSP to the Named Executive Officers.

The following table sets out information with respect to Class B Common Shares held by D. Michael Ainsworth, the only Named Executive Officer who held outstanding Class B Common Shares during the financial year ended December 31, 2004.

AGGREGATED EXCHANGES OF CLASS B COMMON SHARES
DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND
FINANCIAL YEAR-END VALUES OF CLASS B COMMON SHARES

Value of Unexchanged
	Common Shares	Aggregate		in-the-Money Class B
	Acquired On	Value	Unexchanged Class B	Common Shares at
	Exchange	Realized	Common Shares	FY-End
Name	(#)	($)	(#)	($)
D. Michael Ainsworth	6,636	$193,575	Nil Exchangeable	N/A Exchangeable
			Nil Unexchangeable	N/A Unexchangeable

Pension Benefits

Retirement benefits for the executive officers of the Company are provided under the Company’s pension plan (the “Pension Plan”) for all salaried employees. The Pension Plan benefits are based on career average earnings, accrued at 1.5% of yearly maximum pensionable earnings (“YMPE”) plus 2% of gross earnings over YMPE. Benefits for all service accrued to December 31, 2003 are based on this same formula, but using average compensation over the previous five-year period and the YMPE over the previous three-year period. Compensation covered by the plan is the gross earnings as disclosed in the Summary Compensation Table. The benefits are computed on a guaranteed five-year life annuity, with no deduction for any other pension benefits received or other offset amounts.

No pension benefits were paid by the Company in the financial year ended December 31, 2004 to the Named Executive Officers.

The actual credited years of service and estimated annual benefits payable upon retirement at normal retirement age (65 years) for the Named Executive Officers are as follows:

		Estimated
	Credited years	annual		Estimated
	of service to	benefit at	Years of	annual
	December 31,	December 31,	credited	benefit
	2004	2004	service to age 65	at age 65
Brian E. Ainsworth	45	$82,500	48	$96,200
Robert Allen	1	$2,139	19	$37,333
D. Allen Ainsworth	45	$82,500	47	$93,000
Catherine E. Ainsworth	25	$45,100	43	$86,500
D. Michael Ainsworth	16	$29,300	39	$78,800
Douglas I. Ainsworth	16	$29,300	41	$81,700
Kevin Ainsworth	16	$29,300	42	$83,000

Employment Contracts and Termination Arrangements

The Company entered into a management and consulting agreement on April 25, 1999 with 2468 Holdings Ltd. (“2468 Holdings”) whereby the Company retained 2468 Holdings to provide management and administrative services to the Company. 2468 Holdings is a company controlled by Brian Ainsworth, Chairman and CEO of the Company. See “Voting Shares and Principal Holders Thereof”. The management and administrative services under the agreement are to be performed by Brian Ainsworth or such other individual as the Company and 2468 Holdings determine from time to time. In consideration for the services, the Company is to pay 2468 Holdings an annual fee (the “Basic Fee”), currently $500,000, plus such annual bonus (“Bonus”) as may be determined by the Compensation Committee of the Board of Directors. The agreement is for an indefinite term, subject to the right of either party to terminate the agreement in accordance with its provisions. 2468 Holdings may terminate the agreement on 30 days’ written notice to the Company. The Company may terminate the agreement at any time for cause. The Company may also terminate the agreement at any time without cause by payment of a cancellation payment equal to two times the Basic Fee for the year in which the termination occurs plus two times the last Bonus payable prior to such termination. In any event, the agreement is to terminate upon the death of Brian Ainsworth, unless 2468 Holdings is able to provide a replacement representative acceptable to the Company.

Report on Executive Compensation

Composition of the Compensation Committee

A Compensation Committee of the Board of Directors (in this Report referred to as the “Committee”) oversees the compensation policies for executive officers as approved by the Board of Directors. The following individuals served as members of the Committee during the fiscal year ended December 31, 2004:

K. Gordon Green, Chairman Ron B. Anderson W. Gordon Lancaster

None of the members of the Committee is an officer, employee or former officer of the Company.

Policies of the Compensation Committee

General Policy

The Committee’s policy with respect to executive compensation is to attract and retain highly-qualified and high performing executives by paying salaries which are competitive in the markets in which the Company competes for executive talent. In so doing, the Company seeks to motivate performance by directly linking annual incentive compensation to the Company’s financial performance. Pursuant to this policy, the Committee monitors and makes recommendations to the Board in respect of the total compensation (including direct salary and annual bonus as well as any long-term stock-related incentives and pension plans) paid to each executive officer, taking into consideration the Company’s financial performance and industry standards. It also reviews, as long as the Ainsworth family as a group controls at least 50% of the voting shares of the Company, the total compensation paid to any member of the Ainsworth family who is not an executive officer but whose aggregate annual compensation exceeds $100,000.

Powers

The Committee is empowered to conduct any investigation appropriate to fulfilling its responsibilities. After discussion with the Board of Directors it may retain, at the Company’s expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.

Committee Composition and Meetings

The Committee is comprised of at least three directors, as determined annually by the Board of Directors, each of whom is an outside director free from any relationship that would interfere with the exercise of his or her independent judgment. The Committee designates one of its members as its chairperson and meets at least twice annually, or more frequently as circumstances dictate, and reports to the Board of Directors on significant matters arising at Committee meetings at the next scheduled meeting of the Board of Directors. The Committee met on six separate occasions in 2004.

Elements of Executive Compensation

The Company’s principal means of compensating its executive officers is through cash compensation by way of base salaries and annual incentives. Because of the current share ownership position of the Company’s executive officers who are also directly or indirectly major shareholders (including executive officers directly related to such major shareholders, together the “Major Shareholders”), no long-term incentive plans such as stock options, SARs, a special or “executive” pension plan, or securities purchase programs are currently being used for the Company’s executive officers.

There are seven executive officers of the Company, all of whom are Named Executive Officers. As in previous years, the executive officers who are Major Shareholders have elected to be compensated collectively in two tiers rather than individually. The first group includes the Chairman and Chief Executive Officer, the President, and the Chief Operating Officer. The second group comprises the Executive Vice-President, the Senior Vice-President, Marketing, and the Senior Vice-President, Timberlands and Specialty Plywood. Each officer within each respective tier receives the same or equivalent annual compensation.

To assist it in determining the appropriate fiscal 2004 compensation for each of the Major Shareholders within the two groups, the Committee retained the services of an independent compensation consulting firm. A comparator group was compiled consisting of other publicly traded companies in the forest products and natural resource industries. Taking into account a variety of factors, including relative scope and size, the Company’s total direct compensation was compared to the 50th percentile total direct compensation levels within this group, with the recognition that these levels represented a conservative base in light of the Company’s rapid growth over the past 24 months. Total direct compensation was defined as base salaries, annual bonuses, and the expected value of long-term incentives, as applicable.

The results of the competitive assessment indicated that the aggregate compensation paid to the Major Shareholders is competitive with, and not materially greater or less than, the 50th percentile of the market as indicated by the comparator group data.

With respect to annual bonus payments, the aggregate award for the Major Shareholders is determined each year by the Committee and recommended for approval by the Board after giving consideration to the Company’s financial performance (primarily EBITDA relative to previous years and compared to budget), and the level of annual incentive payments and long-term incentives in comparator companies. The allocation of the aggregate bonus between the two groups of Major Shareholders is determined by the Committee after receiving the recommendations of the Chairman and Chief Executive Officer and after giving due consideration to market competitive data. Based on the competitive assessment performed by the independent compensation consulting firm for the 2004 fiscal year, an aggregate target 2004 bonus of $2.3 million was imputed for the Major Shareholders, which amount could vary up or down by as much as 100% depending on performance. The Committee concluded after careful consideration that an aggregate 2004 bonus for the Major Shareholders of $4.0 million was warranted, reflecting the extraordinary year in which EBITDA of $377.3 million was the highest in the Company’s history, substantially exceeding budget and the previous year’s EBITDA.

At the Committee’s instigation and under the guidance of the independent consulting firm, the Company has implemented a new executive bonus plan (the “Bonus Plan”) for the Major Shareholders to take effect in the current fiscal year. Under the Bonus Plan, budgeted EBITDA as approved each year by the Board will be designated as the target against which performance will be measured. The target aggregate bonus level for the Major Shareholders will be set annually to reflect industry conditions. The actual bonus paid in any year will vary with reported EBITDA as compared to the business plan for the year, subject to a defined minimum amount of free cash flow.

CEO’s Compensation

The Chief Executive Officer’s compensation in fiscal 2004 was determined using the criteria described in the preceding section. The annual fee paid to 2468 Holdings Ltd. in respect of services provided to the Company by Brian Ainsworth, Chief Executive Officer, in the form of base salary was $500,000, compared to $468,750 in fiscal 2003. The fee paid in the form of annual incentive bonus was $679,133. Total direct compensation of $1,147,883 is competitive with the market as defined above.

This report is submitted on behalf of the Compensation Committee of the Board.

K. Gordon Green, Chairman
Ron B. Anderson
W. Gordon Lancaster

Share Performance

The following graph compares the total cumulative shareholder return for $100 invested in common shares of the Company from December 31, 1999 to December 31, 2004 with the cumulative total return of the S&P/TSX Composite Index (TSE 300 Index prior to 2002).

	Dec. 31/99	Dec. 31/00	Dec. 31/01	Dec. 31/02	Dec. 31/03	Dec. 31/04
Ainsworth Lumber Co. Ltd.	$100	$89.34	$76.23	$57.38	$201.31	$406.56
S&P/TSX Composite Index	$100	$107.41	$93.90	$82.22	$104.20	$119.29

Compensation of Directors

Directors’ Fees

During the year ended December 31, 2004, non-employee, non-related directors of the Company were paid a retainer fee of $20,000 per year and a meeting attendance fee of $2,000 per directors’ meeting attended. In connection with participation on Board committees, non-employee directors were paid a meeting attendance fee of $2,000 per committee meeting attended and non-employee directors acting as chair of Board committees also earned $2,000 per year for each such committee chaired. A total of $210,000 was earned by the non-employee directors as a group for this period in respect of all such fees. The non-employee directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at Board and committee meetings.

Stock Options

The Company has the Directors’ Plan for its non-employee directors. The terms of the Directors’ Plan are described under “Compensation of Executive Officers and Directors—Stock Options”. During the financial year ended

December 31, 2004, no stock options were granted to or exercised by the Company’s non-employee directors. As at December 31, 2004, non-employee directors of the Company did not hold any outstanding stock options.

Employee Participation Share Plan

The non-employee directors of the Company are also eligible to participate in the EPSP described under “Compensation of Executive Officers and Directors—Employee Participation Share Plan”.

During the financial year ended December 31, 2004, no Class B Common Shares were issued under the EPSP to the Company’s non-employee directors.

The following table sets out information with respect to Class B Common Shares held by the non-employee directors as a group during the financial year ended December 31, 2004.

AGGREGATED EXCHANGES OF CLASS B COMMON SHARES
DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND
FINANCIAL YEAR-END VALUES OF CLASS B COMMON SHARES

Value of Unexchanged
	Common Shares			in-the-Money Class B
	Acquired on	Aggregate Value	Unexchanged Class B	Common Shares at
	Exchange	Realized	Common Shares	FY-End
Group	(#)	($)	(#)	($)
Non-employee directors as a group	13,272	$387,150	Nil Exchangeable	N/A Exchangeable
			Nil Unexchangeable	N/A Unexchangeable

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information as at December 31, 2004 on the Company’s equity compensation plans under which Common Shares are authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION

	Number of		Number of securities
	Securities to be		remaining available for
	issued upon exercise	Weighted average	future issuance under
	of outstanding	exercise price of	equity compensation plans
	options, warrants	outstanding options,	(excluding securities
	and rights	warrants and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (1)	Nil	N/A	565,200(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	Nil	N/A	565,200

(1)	The information shown relates to the Employees’ Plan and the Directors’ Plan. See “Compensation of Executive Officers and Directors—Stock Options”. With respect to the EPSP also approved by securityholders, a total of 447,500 Class B Common Shares have been issued, none of which are presently outstanding. Accordingly, 1,052,500 Class B Common Shares remain available for future issuance under the EPSP. The number of Common Shares issuable upon exchange of any such Class B Common Shares is based on the formula under the EPSP and is not determinable until the applicable exchange date for any such Class B Common Shares. To date, a total of 115,264 Common Shares have been issued in exchange for Class B Common Shares issued under the EPSP.

Accordingly, 1,384,736 Common Shares (of the original reserve of 1,500,000 Common Shares) remain reserved for issuance in exchange for Class B Common Shares that may be issued under the EPSP. See “Compensation of Executive Officers and Directors—Employee Participation Share Plan”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2004 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Company believe that sound corporate governance reinforces the effectiveness of management and leads to enhanced shareholder value. In this respect, they have determined that corporate governance practices should be reviewed regularly to ensure that they continue to be appropriate. This Statement of Corporate Governance Practices attempts to address the principal matters relating to corporate governance prescribed by the Toronto Stock Exchange (“TSX”).

Mandate of the Board of Directors

The Board of Directors acknowledges that it is charged with the responsibility for the stewardship of the Company requiring it to supervise the management of the business of the Company and to act in the shareholders’ and the Company’s best interests. In fulfilling its mandate, the Board of Directors is responsible, among other matters, for the following:

(i)	directly, and through its Audit Committee, overseeing the integrity of the Company’s internal controls and management information systems;

(ii)	considering in its deliberations the principal risks of the Company’s business and assessing management’s reports upon those risks;

(iii)	authorizing the issuance of shares and approving the terms of financings for the Company of a material nature, including the approval of commitments in excess of $1 million;

(iv)	reviewing and assessing any major litigation in which the Company is involved;

(v)	reviewing annual budgets and business plans and comparing them to results during the course of their term;

(vi)	considering and reviewing any venture or project that extends beyond the Company’s core business or that is not included in an approved business plan; and

(vii)	reviewing periodic reports required to be issued to the Company’s shareholders and bondholders.

There were 15 meetings of the Board of Directors during 2004. Agenda items for meetings depend on the state of the Company’s affairs and the challenges and opportunities which the Company faces.

Composition of the Board of Directors

The Board of Directors presently consists of nine members. Five of the directors are members of the Ainsworth family (a “Significant Shareholder”) who directly or indirectly control approximately 57% of the Company’s issued shares. One other director, who is neither an employee of the Company nor related to the Significant Shareholder, conducts legal work for and on behalf of the Company and is, therefore, considered a “related director”. The Board believes that the remaining three directors are “unrelated directors” within the meaning of the TSX guidelines. The Board believes that approximately 43% of the shares of the Company are held by shareholders other than the Significant Shareholder. It is believed that 1/3 of the Board do not have any interests in or relationship with the Significant Shareholder or any of its affiliates. If, at the Meeting, the number of directors is increased to ten and all ten persons nominated by management for election as directors are elected, 40% of the Board will not have any interests in or relationship with the Significant Shareholder or any of its affiliates. Accordingly, the percentage of unrelated directors on the Board is and will be slightly less than the percentage of outstanding Common Shares held by persons other than the Significant Shareholder.

The Board of Directors believes that exact proportionate representation for shareholders other than the Significant Shareholder is not required to protect the interests of the other shareholders. The Board believes that other corporate governance practices that have been adopted serve that purpose adequately, including:

(i)	the majority of the members of the Corporate Governance Committee of the Board being unrelated directors;

(ii)	all members of the Compensation Committee of the Board being unrelated directors; and

(iii)	separate meetings from time to time of the unrelated and non-management directors.

The Company believes that all present directors make a valuable contribution to the Board of Directors, the Company and all shareholders. The Company also believes that its Board of Directors has enough directors to carry out its duties efficiently while presenting a diversity of views and experience. The Board of Directors as a whole regularly reviews the contributions of the directors and considers whether the size of the Board of Directors promotes effectiveness and efficiency.

Independence From Management

Brian Ainsworth is Chairman of the Board and Chief Executive Officer of the Company. To assist the Board of Directors in discharging its responsibilities, the Corporate Governance Committee has been assigned the responsibility for developing and evaluating the process the Board of Directors follows in its deliberations.

Board Committees

The Board of Directors has three committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee. All members of the Audit Committee and the Compensation Committee are unrelated directors and three of the four members of the Corporate Governance Committee are unrelated directors.

Audit Committee

The Audit Committee is to consist of three members appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. All members of the Audit Committee must be unrelated directors and are required to be financially literate, i.e. being able to read and understand basic financial statements, and at least one member of the committee must have accounting or related financial management expertise.

The Audit Committee operates under specific terms of reference approved by the Board of Directors and is charged with reviewing and reassessing the adequacy of such terms of reference at least annually for Board consideration and approval. The Audit Committee’s primary duties and responsibilities are to:

•	monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance,

•	identify and monitor the management of the principal risks that could impact the financial reporting of the Company,

•	monitor the independence and performance of the Company’s external auditors, and

•	provide an avenue of communication among the external auditors, management, and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the Company. After discussion with the Board of Directors, the Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

The Audit Committee meets at least four times annually, or more frequently as circumstances dictate. The Audit Committee aims to meet privately in executive session at least annually with management and the external auditors and, as a committee, to discuss any matter that the committee or each of these groups believes should be discussed. In addition, the Audit Committee communicates with management quarterly as part of its review of the Company’s interim financial statements and reports to shareholders.

See Item 16 of Part II of the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2004 filed on SEDAR as the Company’s Annual Information Form for further information relating to the Audit Committee.

Compensation Committee

The primary function of the Compensation Committee is to monitor and make recommendations to the Board of Directors in respect of the total compensation paid by the Company to its senior executives. So long as the Company is a reporting issuer in the United States and/or Canada, the committee is to review annually the total compensation (including direct salary and annual bonus as well as long-term stock-related incentives and pension plans) paid to each executive officer of the Company. In addition, so long as the Ainsworth family as a group controls at least 50% of the voting shares of the Company, the Compensation Committee is to review the total compensation paid to any member of the Ainsworth family who is not an executive officer but whose aggregate annual compensation exceeds $100,000.

In fulfilling its obligations the Compensation Committee reviews, and recommends to the Board for its approval: (a) the Report on Executive Compensation required to be included in the Company’s annual information circular; (b) any proposed material amendments to the Company’s pension plans, including plan design and benefit improvements; and (c) any severance or similar termination payments proposed to be made to any current or former senior officer. The Compensation Committee is to also review annually, and submit to the Board for its approval, the compensation paid to members of the Board as directors, further to director compensation guidelines established by the Board.

The Compensation Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. After discussion with the Board, it has the ability to retain, at the Company’s expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.

The Compensation Committee is to comprise of at least three directors, as determined annually by the Board, each of whom shall be an unrelated director. The Compensation Committee meets at least twice annually, or more frequently as circumstances dictate, and must report to the Board of Directors on significant matters arising at committee meetings at the next scheduled meeting of the Board.

Corporate Governance Committee

The Board of Directors has a standing Corporate Governance Committee to address evolving corporate governance requirements of applicable securities regulatory authorities. The principal purpose of the Corporate Governance Committee is to provide assistance to the Board of Directors in fulfilling its responsibility to the shareholders, potential shareholders and the investment community by:

•	identifying individuals qualified to become members of the Board.

•	selecting, or recommending that the Board select, the director nominees for the next annual meeting of shareholders, and

•	developing and recommending to the Board corporate governance principles applicable to the Company.

The Corporate Governance Committee is to comprise of three or more directors, three of whom must be unrelated directors. Directors not on the Corporate Governance Committee may attend meetings at the discretion of the committee. At the invitation of the Chair of the Corporate Governance Committee, members of management and outside consultants may attend Committee meetings.

The following are the principal responsibilities of the Corporate Governance Committee:

(a)	The committee is to develop qualification criteria for Board members for recommendation to the Board in accordance with the Company’s corporate governance guidelines. In conjunction with the Chairman of the Board, the committee is to assign Board members to the various committees of the Board of Directors;

(b)	The committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm’s fees and other retention terms;

(c)	The committee shall, in conjunction with the Chairman of the Board, oversee the evaluation of the Board and of the Company and make recommendations to the Board as appropriate;

(d)	The committee is to review and reassess at least annually the adequacy of the Company’s corporate governance guidelines and the committee’s terms of reference and recommend any proposed changes to the Board for approval. The committee must also annually review its own performance;

(e)	The committee reviews and recommends changes to the Board of the Company’s Code of Ethics and considers any requests for waivers from the Company’s Code of Ethics. The Company is required to make disclosure of such waivers of the Code of Ethics to applicable securities regulatory authorities as may be required by law;

(f)	The committee must review annually or more often if appropriate: (i) committee members’ qualifications and requirements; (ii) committee structure (including authority to delegate); and (iii) committee performance (including reporting to the Board). The committee is to make recommendations to the Board, as appropriate, based on its review; and

(g)	The committee is to receive comments from all directors and report annually to the Board with an assessment of the Board’s performance to be discussed with the full Board following the end of each fiscal year.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board of Directors, management is required to seek Board of Directors’ approval for any commitment or disposition in excess of $1 million. Management is also required to consult with the Board of Directors before entering into any venture of a material nature which is outside the Company’s existing business.

Orientation And Education Of New Board Members

Orientation and education of new Board members is conducted by meetings by any new Board member with the Chief Executive Officer, the Chief Financial Officer and other long-standing Board members to assist any new director in learning about the Company’s key assets and about the industry in which the Company is involved.

Shareholder Feedback

The Board of Directors is responsible for the Company’s communications policy. Every shareholder enquiry receives a prompt response from the Chief Financial Officer or another appropriate officer of the Company.

Expectations of Management

The Board of Directors expects a high standard of management reporting. It continues to upgrade its requirements in order to develop confidence in the data gathering, analysis and reporting functions of management. The Board of Directors as a whole and its committees monitor the nature of these reports so that the Board of Directors can be more effective in identifying the problems of and opportunities available to the Company.

The Board of Directors requires certain officers of the Company who are not Board members to report in person to the Board of Directors on a regular basis.

Further, the Company has a Code of Ethics that must be adhered to by its President, Chief Executive Officer and senior financial officers in the performance of their management duties. The Code of Ethics mandates compliance with applicable laws and ethical conduct, sets out standards for public disclosure, contains provisions for dealing with any conflicts of interest, requires reporting of suspected violations of the Code of Ethics, and sets out a procedure for obtaining waivers to the Code of Ethics.

Directors Engaging Outside Advisors

Individual directors may engage outside advisors at the expense of the Company, with the approval of the Corporate Governance Committee.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgement on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2004 which are available on SEDAR and may also be obtained by sending a written request to the Secretary of the Company at the Company’s head office located at Suite 3194, 1055 Dunsmuir Street, Bentall 4, P.O. Box 49307, Vancouver, British Columbia, Canada V7X 1L3.

DATED as of the 25th day of April, 2005.

BY ORDER OF THE BOARD

/s/ Catherine E. Ainsworth

CATHERINE E. AINSWORTH
Chief Operating Officer and Secretary

Document 3

Proxy

This Proxy is solicited by Management of the Company

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AINSWORTH LUMBER CO. LTD. (the “Company”)

TO BE HELD AT	Marriott Pinnacle Hotel, Ambleside Room 1128 West Hastings Street, Vancouver British Columbia

ON	Thursday, May 26, 2005, AT 11.00 a.m.

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, D. ALLEN AINSWORTH, President and a Director of the Company, or failing this person, BRIAN E. AINSWORTH, Chairman and a Director of the Company, or in the place of the foregoing,                                                                                   as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The proxyholder may in the proxyholder’s discretion vote with respect to amendments or variations to matters identified in the Notice of Meeting or to other matters which may properly come before the meeting or any adjournment thereof.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against

1.	To fix the number of directors at ten	☐	☐

		For	Withhold

2.	To elect as Director, BRIAN E. AINSWORTH	☐	☐
3.	To elect as Director, D. ALLEN AINSWORTH	☐	☐
4.	To elect as Director, CATHERINE E. AINSWORTH	☐	☐
5.	To elect as Director, DAVID AINSWORTH	☐	☐
6.	To elect as Director, SUSAN AINSWORTH	☐	☐
7.	To elect as Director, RON B. ANDERSON	☐	☐
8.	To elect as Director, DOUG BUCHANAN	☐	☐
9.	To elect as Director, K. GORDON GREEN	☐	☐
10.	To elect as Director, MORLEY KOFFMAN	☐	☐
11.	To elect as Director, W. GORDON LANCASTER	☐	☐

     The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

2.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy as of the date on which it was mailed to you, the Registered Shareholder, by or on behalf of the Company.

3.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

4.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy,

OR

(b)	appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

5.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the Toronto office of Computershare Trust Company of Canada by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof, or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Department, 9th Floor
100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

AINSWORTH LUMBER CO. LTD.

Request for Annual and Interim Financial Statements

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Company may elect annually to receive annual and interim corporate mailings, including annual financial statements and MD&A and interim financial statements and MD&A of the Company, if they so request. These documents will be available on SEDAR at www.sedar.com when filed. If you wish to also receive copies of such documents by mail, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

[Please check applicable box(es).]

☐	I wish to receive annual financial statements and MD&A of the Company for the financial year ending December 31, 2005.

☐	I wish to receive interim financial statements and MD&A of the Company for the quarters ending March 31, 2005, June 30, 2005 and September 30, 2005.

NAME:
ADDRESS:

POSTAL CODE:

I confirm that I am the BENEFICIAL owner of Common Shares of the Corporation.

SIGNATURE OF SHAREHOLDER:                                                                                                 DATE:

CUSIP:      007629 10 8

SCRIP COMPANY CODE:      ANSQ

AINSWORTH LUMBER CO. LTD.

Request for Annual and Interim Financial Statements

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Company may elect annually to receive annual and interim corporate mailings, including annual financial statements and MD&A and interim financial statements and MD&A of the Company, if they so request. These documents will be available on SEDAR at www.sedar.com when filed. If you wish to also receive copies of such documents by mail, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

[Please check applicable box(es).]

☐	I wish to receive annual financial statements and MD&A of the Company for the financial year ending December 31, 2005.

☐	I wish to receive interim financial statements and MD&A of the Company for the quarters ending March 31, 2005, June 30, 2005 and September 30, 2005.

NAME:
ADDRESS:

POSTAL CODE:

I confirm that I am the REGISTERED owner of Common Shares of the Corporation.

SIGNATURE OF SHAREHOLDER:                                                                                                 DATE:

CUSIP:      007629 10 8

SCRIP COMPANY CODE:      ANSQ

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2005

AINSWORTH LUMBER CO. LTD.

By:	/s/ Robert Allen

Robert Allen Chief Financial Officer